FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of
Finance Division

Date: May 24, 2005

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Filing Complaint against Tax Assessment based on Transfer Pricing Adjustments

[Translation]

May 24, 2005

Name of Company listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani General Manger of Finance Division (Tel: 075-604-3500)

Filing Complaint against Tax Assessment based on Transfer Pricing Adjustments

On March 28, 2005, Kyocera Corporation (the “Company”) received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau. The Company reviewed such tax assessment from a variety of points of view and today filed a complaint against it with the authority. The assessment relates to the five-year period from the fiscal year ended March 1999 through the fiscal year ended March 2003. The notice indicated that income should be adjusted upward to 24.3 billion yen and that the resultant additional tax, including local taxes, etc., amounted to 12.7 billion yen.